UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
PulteGroup, Inc.

(Name of Issuer)
Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)
745867101

(CUSIP Number)
William J. Pulte
8111 Bay Colony Drive, #2001
Naples, Florida 34108
(248) 647 — 2750

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	745867101

1	NAMES OF REPORTING PERSONS William J. Pulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		41,481,988

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,531,998

WITH:	10	SHARED DISPOSITIVE POWER

		26,949,990

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,481,988

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 8 pages

CUSIP No. 745867101

Item 1.	Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of PulteGroup, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.

Item 2.	Identity and Background
     This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person.” The Reporting Person’s present principal occupation or employment is Consultant and Chairman Emeritus of PHM. The Reporting Person’s business address is 8111 Bay Colony Drive #2001, Naples, Florida 34108.
     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     Not applicable.

Item 4.	Purpose of Transaction
     The purpose of this filing is to report (1) entry into a prepaid variable forward sale contract with an unaffiliated third party buyer on August 10, 2011 (the “August 10, 2011 Forward Contract”), and (2) entry into a prepaid variable forward sale contract with the an unaffiliated third party buyer on August 19, 2011 (the “August 19, 2011 Forward Contract”).
     The August 10, 2011 Forward Contract obligates the Reporting Person to deliver to the buyer up to 7,000,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) ratably over a seven-day period consisting of August 12, 13, 14, 15, 16, 19 and 20, 2013 (each an “8/10 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $28,736,045.80. The Reporting Person pledged 7,000,000 Common Shares (the “8/10 Pledged Shares”) to secure his obligations under the August 10, 2011 Forward Contract, and retained voting rights during the term of the pledge. The contract provides that the number of Common Shares to be delivered to the buyer with respect to each 8/10 Maturity Date is to be determined as follows (a) if the closing price of a Common Share on such 8/10 Maturity Date (the “8/10 Settlement Price”) is less than or equal to $5.2162, the Reporting Person will deliver to the buyer 1,000,000 Common Shares (i.e., the ratable portion of the 8/10 Pledged Shares to be

CUSIP No. 745867101
delivered with respect to each 8/10 Maturity Date); (b) if the 8/10 Settlement Price is greater than $5.2162 and less than or equal to $7.8243, the Reporting Person will deliver to the buyer 1,000,000 Common Shares multiplied by a fraction, the numerator of which is $5.2162 and the denominator of which is the 8/10 Settlement Price; and (c) if the 8/10 Settlement Price is greater than the $7.8243, the reporting person will deliver to the buyer the number of Common Shares equal to 1,000,000 multiplied by a fraction, the numerator of which is $5.2162 plus the excess of the 8/10 Settlement Price over $7.8243, and the denominator of which is the 8/10 Settlement Price.
     The August 19, 2011 Forward Contract obligates the Reporting Person to deliver to the buyer up to 5,999,990 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of the Common Shares at that time) ratable over a six-day period consisting of January 11, 14, 15, 16, 17 and 18, 2013 (each, an “8/19 Maturity Date”). In exchange for assuming this obligation, the Reporting Person received a cash payment of $19,751,106.08. The reporting person pledged 5,999,990 Common Shares (the “8/19 Pledged Shares”) to secure his obligations under the August 19, 2011 Forward Contract, and retained voting rights during the term of the pledge. The contract provides that the number of Common Shares to be delivered to the buyer with respect to each 8/19 Maturity Date is to be determined as follows: (a) if the closing price of a Common Share on such 8/19 Maturity Date (the “8/19 Settlement Price”) is less than or equal to $4.1407, the reporting person will deliver to the buyer the ratable portion of the 8/19 Pledged Shares to be delivered with respect to each 8/19 Maturity Date (each ratable portion, the “Number of Shares”). The Number of Shares shall be (i) 999,998 on each of January 11, 14, 15 and 16, 2013 and (ii) 999,999 on each of January 17 and 18, 2013; (b) if the 8/19 Settlement Price is greater than $4.1407 and less than or equal to $6.2111, the Reporting Person will deliver to the buyer a number of Common Shares equal to the applicable Number of Shares multiplied by a fraction, the numerator of which is $4.1407 and the denominator of which is the 8/19 Settlement Price; and (c) if the 8/19 Settlement Price is greater than the $6.2111, the Reporting Person will deliver to the buyer a number of Common Shares equal to the Number of Shares multiplied by a fraction, the numerator of which is $4.1407 plus the excess of the 8/19 Settlement Price over the $6.2111, and the denominator of which is the 8/19 Settlement Price.
     The Reporting Person may, from time to time, acquire additional Common Shares for investment purposes if market conditions are favorable. The Reporting Person may also dispose of some or all of the Common Shares that he beneficially owns, periodically, by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, through additional prepaid variable forward sale contracts, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.
     Other than as described above and the 2009 Forward Contract and the 2010 Forward Contract (as defined in notes 3 and 4 to Item 5 below, respectively), the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of

CUSIP No. 745867101
a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
     (a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of August 26, 2011, are as follows:

Number (1)(2)(3)(4)(5)(6)(7)	Percent (8)
41,481,988	10.8%

(1)	Includes (i) 41,352,384 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, and (ii) 129,604 Common Shares held on behalf of the Reporting Person in the PulteGroup, Inc. 401(k) Plan as of August 15, 2011.

(2)	5,000,000 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.

(3)	4,750,000 Common Shares owned by the Reporting Person are subject to a prepaid variable forward contract entered into by the Reporting Person on February 9, 2009 and amended on April 22, 2010 (the “2009 Forward Contract”) and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(4)	9,200,000 Common Shares owned by the Reporting Person are subject to a prepaid variable forward contract entered into by the Reporting Person on December 22, 2010 (the “2010 Forward Contract”) and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(5)	7,000,000 Common Shares owned by the Reporting Person are subject to the August 10, 2011 Forward Contract and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

(6)	5,999,990 Common Shares owned by the Reporting Person are subject to the August 19, 2011 Forward Contract and are pledged as collateral to secure the Reporting Person’s obligations under such contract.

CUSIP No. 745867101

(7)	Does not include 134,606 Common Shares owned by Karen Pulte, the Reporting Person’s wife, or approximately 8,292 Common Shares held on behalf of Karen Pulte in the PulteGroup, Inc. 401(k) plan as of August 15, 2011, shares to which the Reporting Person disclaims beneficial ownership.

(8)	Based on the 382,849,123 Common Shares reported as being outstanding as of July 22, 2011, by PHM in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.
     (b) The Reporting Person has sole voting power over the 41,481,988 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 14,531,998 Common Shares and shared dispositive power with respect to 26,949,990 Common Shares.
     (c) Except for the transactions described under Item 4 above, no other transactions in PHM’s Common Shares were effected by the Reporting Person during the past 60 days.
     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the 2009 Forward Contract, 2010 Forward Contract, August 10, 2011 Forward Contract and August 19, 2011 Forward Contract, the applicable buyer has the right to receive any excess dividends or extraordinary dividends that may be paid by PHM with respect to the 26,949,990 Common Shares subject to such contracts.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     126,933 Common Shares are held on behalf of the Reporting Person in the PulteGroup, Inc. 401(k) Plan.
     5,000,000 Common Shares are pledged as security for loans or guarantees of the Reporting Person.
     4,750,000 Common Shares are covered by the 2009 Forward Contract. The 2009 Contract obligates the Reporting Person to deliver to the buyer (an unaffiliated third party) up to 4,750,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the market price of PHM common stock at that time) ratably over a five day period consisting of April 23, 24, 25, 26 and 27, 2012 (each, a “2009 Maturity Date”). The Reporting Person pledged 4,750,000 Common Shares (the “2009 Pledged Shares”) to secure his obligations under the contract, and retained voting and certain dividend rights in the 2009 Pledged Shares during the term of the pledge. The number of Common Shares to be delivered to the buyer upon the maturity of the contract is to be determined with respect to each 2009 Maturity Date, as follows: (a) if the closing price of the Common Shares on such 2009 Maturity Date (the “2009 Settlement Price”) would be less than or equal to $11.1047, the Reporting Person would deliver

CUSIP No. 745867101
to the buyer 950,000 Common Shares (i.e., the ratable portion of 4,750,000 Common Shares to be delivered with respect to each 2009 Maturity Date); (b) if the 2009 Settlement Price is between $11.1047 and $17.4991, the Reporting Person will deliver to the buyer a number of Common Shares equal to 950,000 multiplied by a fraction, the numerator of which is $11.1047 and the denominator of which is the 2009 Settlement Price; and (c) if the 2009 Settlement Price is equal to or greater than $17.4991, the Reporting Person will deliver to the buyer the number of Common Shares equal to 950,000 multiplied by a fraction, the numerator of which is $11.1047 plus the excess of the 2009 Settlement Price over $17.4991, and the denominator of which would be the 2009 Settlement Price.
     9,200,000 Common Shares owned by the Reporting Person are covered by the 2010 Forward Contract. The 2010 Forward Contract obligates the Reporting Person to deliver to the buyer (an unaffiliated third party), on the third business day immediately following January 5, 2012 (the “2010 Maturity Date”), up to 9,200,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the average market price of the Common Shares determined as described below). The Reporting Person pledged 9,200,000 Common Shares (the “2010 Pledged Shares”) to secure his obligations under the contract, and retained dividend and voting rights in the 2010 Pledged Shares during the term of the pledge (except any excess or extraordinary dividends that may be paid by PHM with respect to such 2010 Pledged Shares). The number of Common Shares (or the cash equivalent) to be delivered to the buyer on the 2010 Maturity Date is to be determined as follows: (a) if the average of the volume-weighted average price per share of Common Shares on each of the fifteen (15) NYSE trading days ending on and including January 5, 2012 (the “2010 Settlement Price”) is less than or equal to $7.5847, the Reporting Person will deliver to the buyer all of the shares pledged under the 2010 Forward Contract; (b) if the 2010 Settlement Price is between $7.5847 and $37.9235, the Reporting Person will deliver to the buyer a number of Common Shares equal to 9,200,000 multiplied by a fraction, the numerator of which is $7.5847 and the denominator of which is the 2010 Settlement Price; and (c) if the 2010 Settlement Price is equal to or greater than $37.9235, the Reporting Person will deliver to the buyer the number of Common Shares equal to 9,200,000 multiplied by a fraction, the numerator of which is $7.5847 plus the excess of the 2010 Settlement Price over $37.9235, and the denominator of which is the 2010 Settlement Price.
     7,000,000 Common Shares are covered by the August 10, 2011 Forward Contract. A description of the August 10, 2011 Forward Contract is incorporated herein by reference to Item 4 above.
     5,999,990 Common Shares are covered by the August 19, 2011 Forward Contract. A description of the August 19, 2011 Forward Contract is incorporated herein by reference to Item 4 above.

Item 7.	Material to be Filed as Exhibits
1.	PulteGroup, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570).

CUSIP No. 745867101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2011	/s/ WILLIAM J. PULTE

William J. Pulte

Page 8 of 8 pages